United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

INCORPORATION BY REFERENCE
This report is incorporated by reference into our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on November 13, 2006 (SEC File Nos. 333-138617 and 333-138617-01) and on June 18, 2007 (SEC File Nos. 333-143857 and 333-143857-01).

Page

Results of operations for the three months ended March 31, 2009 and 2008	3

Explanatory note regarding revised financial information	11

Exhibit index	12

Exhibit A
Exhibit B
Exhibit C
Exhibit D
Exhibit E

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
Overview
We are still facing the most severe global economic downturn since the Second World War. The slowdown of the global economy has resulted in lower demand for minerals and metals, which in turn has resulted in weaker operational and financial performance in the last two quarters.
We have been very proactive in responding to the deterioration of the economic environment. Production cutbacks, involving primarily shutdowns of higher-cost operational units, and the implementation of new strategic priorities are the main components of our fast reaction to the global recession. Cost minimization, operational and financial flexibility and the reconciliation of cash preservation with the pursuit of profitable growth options have assumed great importance for the management of the current scenario. Nevertheless, the decline in revenues, driven by lower sales volumes and sales prices, more than offset our cost savings from these initiatives.
We generated net income of US$1,363 million in the first quarter of 2009, a decrease of US$658 million, or 32.6%, compared to the first quarter of 2008. The decline in net income was driven primarily by a US$1,230 million decline in operating income, reflecting lower sales volumes and sales prices as a result of the global economic slowdown. Although our cost-cutting efforts resulted in a US$1,342 million reduction in costs, the decline in net revenues of US$2,508 million more than offset the operational savings. The decline in operating income was partially offset by an improvement in non-operating income of US$503 million, mainly as a result of better derivative results and lower financial expenses.
Given powerful cash generation, large cash holdings and a low-risk debt portfolio, we are confident in our ability to develop projects based on the merits of each growth opportunity without being constrained by short-term cash restrictions.
Recent Developments
In June 2009, we concluded negotiations with Nippon Steel Corporation and other Japanese steelmakers, POSCO and ArcelorMittal on iron ore and iron ore pellet prices. As a result of these negotiations, the reference prices for iron ore fines decreased by 28.2% compared to the 2008 reference prices, and the reference prices for iron ore lumps decreased by 44.5%. Reference prices for blast furnace and direct reduction iron ore pellets decreased by 48.3% compared to the 2008 reference prices. In the second and third quarters, as we conclude price negotiations, we will begin to make sales at the new lower prices, and we will also recognize adjustments to sales we previously made at higher temporary prices in the first quarter of 2009, both of which will adversely affect our revenues from customers with which we have agreed, or will agree, to lower prices.
In light of changing market conditions, we have been adopting a more flexible stance with regard to the sales terms of our iron ore contracts, employing different options in our marketing efforts. Going forward, iron ore products will be priced according to a variety of alternatives, ultimately reflecting the preferences of our clients.
Revenues
Our operating revenues, net of discounts, freight, returns and allowances, were US$5,421 million in the first quarter of 2009, 32.6% lower than in the first quarter of 2008, as a result of a decline in both sales volumes and sales prices. The proportion of our total operating revenues attributable to ferrous minerals increased to 64.7% in the first quarter of 2009 from 51.6% in the first quarter of 2008, while the proportion of our total operating revenues attributable to non-ferrous minerals decreased to 28.0% from 42.0% in the same period last year. The distribution of our revenue by geographical destination also underwent a major change due to a relative increase in Chinese demand for minerals and metals. In the first quarter of 2009, sales to Asia increased to 63% of our total revenue from 40.4% in the first quarter of 2008, while sales to the Americas declined to 20% from 34% and sales to Europe declined to 15% from 24%. The following table presents our gross operating revenues by product and our net operating revenues for the periods indicated.

	Three months ended March 31,
	2008		2009		% Change
	(US$ million)
	(Unaudited)
Ferrous minerals:
Iron ore	US$	3,116	US$	3,129	0.4%
Iron ore pellets		679		273	(59.8)
Manganese		40		15	(62.5)
Ferroalloys		290		78	(73.1)
Pig iron		29		11	(62.1)

Subtotal		4,154		3,506	(15.6)
Non-ferrous minerals:
Nickel and other products (1)		2,391		863	(63.9)
Potash		64		65	1.6
Kaolin		53		39	(26.4)
Copper concentrate (2)		223		107	(52.0)
Aluminum products		646		442	(31.6)

Subtotal		3,377		1,516	(55.1)
Logistics services:
Railroads		296		157	(47.0)
Ports		66		42	(36.4)

Subtotal		362		199	(45.0)
Other products and services (3)		155		200	29.0

Gross revenues		8,048		5,421	(32.6)
Value added tax		(216)		(97)	55.1

Net operating revenues	US$	7,832	US$	5,324	(32.0)%

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.

(3)	Includes coal.
Iron ore. Gross revenues from sales of iron ore remained stable in the first quarter of 2009 compared to the first quarter of 2008, as a result of a higher average sales price combined with a 27% decline in volume sold. The average sales price for iron ore in the first quarter of 2009 was higher than in the first quarter of 2008, because the reference prices for iron ore fines in effect during the first quarter of 2009 were higher than during the first quarter of 2008. Out of 49.9 million metric tons of iron ore sales during the quarter, we sold 27.3 million metric tons at temporary prices (subject to price adjustments when we conclude negotiations on 2009 pricing) equal to 80% of the 2008 reference price.
Iron ore pellets. Gross revenues from sales of iron ore pellets decreased 59.8%, driven by a 72.6% reduction in volume sold due to weakened demand. The higher average selling price reflects the factors described above in relation to iron ore. Out of 2.3 million metric tons of iron ore pellets sold during the first quarter, we sold 1.5 million metric tons at temporary prices, as described above.
Manganese ore. Gross revenues from sales of manganese ore decreased 62.5%, driven by a 57.2% decline in the average sale price and a 12.3% decline in volume sold due to lower demand and built-up inventories.
Ferroalloys. Gross revenues from sales of ferroalloys decreased 73.1%, due to a 56.9% decline in volume sold and a 31.0% decline in the average sale price.
Nickel and other products. Gross revenues from this segment decreased 63.9%, mainly due to the following factors:
•	Gross revenues from nickel sales decreased 66.2%, primarily due to a 62.4% decline in the average sale price.
•	Gross revenues from copper sales decreased 54.4%, primarily due to a 55.7% decline in the average sale price.

Potash. Gross revenues from sales of potash remained stable, given the offsetting effects of a 52.8% increase in the average sale price and a 33.5% decrease in volume sold.
Kaolin. Gross revenues from sales of kaolin decreased 26.4%, reflecting a 31.9% decrease in volume sold, which was partially offset by a 6.1% increase in the average sale price.
Copper concentrate. Gross revenues from sales of copper concentrate decreased 52.0%, reflecting a 59.4% decrease in the average selling price.
Aluminum products. Gross revenues from sales of aluminum-related products decreased by 31.6%, primarily reflecting a 46.4% decline in revenue from sales of aluminum due to a 42.7% decline in the average sale price.
Logistics services. Gross revenues from sales of logistics services decreased 45.0% as a result of the following factors:
•	Revenues from railroad transportation decreased 47.0%, primarily reflecting the significant drop in Brazilian steel output in the first quarter of 2009, which caused a sharp decline in the volume of steel inputs and products transported.
•	Revenues from port operations decreased by 36.4%, primarily reflecting weaker demand.
Other products and services. Gross revenues from sales of other products and services, which includes sales of coal, increased 29.0% as a result of the increase in the average sale prices of coal because of the higher reference prices in effect during the first quarter of 2009 compared to the first quarter of 2008.
Operating costs and expenses
The following table summarizes our operating costs and expenses for the periods indicated.

	Three months ended March 31,
	2008		2009		% Change
	(US$ million)
	(Unaudited)
Cost of ores and metals sold	US$	3,440	US$	2,169	(36.9)%
Cost of aluminum products		212		452	113.2
Cost of logistic services		493		165	(66.5)
Cost of other products and services		97		114	17.5

Cost of goods sold		4,242		2,900	(31.6)
Selling, general and administrative expenses		322		233	(27.6)
Research and development expenses		190		189	(0.5)
Other operating costs and expenses		163		317	94.5

Total operating costs and expenses	US$	4,917	US$	3,639	(26.0)%

The following table summarizes the components of our cost of goods sold for the periods indicated.

	Three months ended March 31,
	2008		2009		% Change
	(US$ million)
	(Unaudited)
Outsourced services	US$	690	US$	424	(38.6)%
Materials costs		710		560	(21.1)
Energy:
Fuel		427		238	(44.3)
Electric energy		247		171	(30.8)

Subtotal		674		409	(39.3)
Acquisition of products:
Iron ore and iron ore pellets		272		43	(84.2)
Aluminum products		68		71	4.4
Nickel		177		83	(53.1)
Other		38		3	(92.1)

Subtotal		555		200	(64.0)
Personnel		522		443	(15.1)
Depreciation and depletion		724		523	(27.8)
Other costs of goods sold		367		341	(7.1)

Total	US$	4,242	US$	2,900	(31.6)%

The reduction in operating costs and expenses by US$1,278 million in the first quarter of 2009 is attributable to the decline in volumes sold and to our efforts to reduce costs by shutting-down higher-cost operating units, optimizing flow of materials, optimizing plant and labor utilization, cutting administrative costs and other measures.
Our total cost of goods sold was US$2,900 million in the first quarter of 2009, 31.6% lower than in the first quarter of 2008. Lower sales volumes were responsible for US$714 million of the US$1,342 million decline in cost of goods sold relative to the first quarter of 2008. Our efforts to reduce costs and the lower value of the Brazilian real against the U.S. dollar also contributed to the decline.
•	Outsourced services costs (primarily for operations services such as waste removal, cargo freight and maintenance of equipment and facilities) decreased 38.6%, driven primarily by lower volumes sold and the lower value of the Brazilian real against the U.S. dollar.
•	Materials costs, the largest component of costs of goods sold at 19.3% of the total, decreased 21.1%, driven primarily by lower volume sold and the lower value of the Brazilian real against the U.S. dollar, the effects of which were partially offset by increased maintenance expenses due to the acceleration of scheduled maintenance for some operations.
•	Energy costs decreased 39.3%, representing the largest contributor to the decline in costs of goods sold, driven primarily by lower volumes sold and by exchange rate changes.
•	Costs for acquisition of products from third parties declined 64.0%, driven primarily by a decline in purchased volumes of iron ore and iron ore pellets and the lower average sale prices of nickel products.
•	Personnel costs decreased 15.1%, due primarily to lower volumes sold and the lower value of the Brazilian real against the U.S. dollar, the effects of which were partially offset by a 7% wage increase for Brazilian employees that took effect in November 2008.
•	Depreciation and depletion expense decreased 27.8%, driven primarily by the lower value of the Brazilian real against the U.S. dollar.
•	Other costs of goods sold decreased 7.1%, primarily reflecting lower expenditures on the lease of the Tubarão pellet plants, mining royalties and demurrage costs, as a result of the more moderate pace of our activities during the first quarter of 2009.
Selling, general and administrative expenses
Selling, general and administrative expenses decreased by 27.6%, due primarily to reduced expenses with respect to personnel, sales, services and advertising.
Research and development expenses
Research and development expenses remained stable at US$189 million in the first quarter of 2009, compared to US$190 million in the first quarter of 2008.

Other operating expenses
Other operating expenses increased by US$154 million, or 94.5%, in the first quarter of 2009 compared to the same period in 2008, mainly due to the accounting for maintenance expenses attributable to idle facilities, which amounted to US$149 million.
Operating income by segment
The following table shows our operating income by segment and as a percentage of revenues for the periods indicated.

	Three months ended March 31,
	2008			2009
	Segment operating income (loss)
			% of segment			% of segment
	(US$ million)		net operating	(US$ million)		net operating
	(Unaudited)		revenues	(Unaudited)		revenues
Ferrous minerals:
Iron ore	US$	1,331	43.7%	US$	1,918	61.9%
Iron ore pellets		140	21.9		36	13.6
Manganese ore		17	44.7		(5)	—
Ferroalloys		132	50.4		9	12.7
Pig iron		13	44.8		(2)	—

Subtotal		1,633	40.7		1,956	56.5
Non-ferrous minerals:
Nickel and other products (1)		1,039	43.5		(223)	—
Potash		24	40.0		32	50.8
Kaolin		(12)	—		(3)	—
Copper concentrate (2)		100	44.8		(22)	—
Aluminum products		77	12.2		(42)	—

Subtotal		1,228	36.6		(258)	—
Logistics services:
Railroads		62	23.9		(11)	—
Ports		10	16.4		(3)	—
Ships		—	—		—	—

		72	22.5		(14)	—
Other (3)		(18)	—		1	—

Total	US$	2,915	37.2%	US$	1,685	31.6%

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.

(3)	Includes coal.
Our operating income decreased as a percentage of net operating revenues, from 37.2% in the first quarter of 2008 to 31.6% in the first quarter of 2009. Except for iron ore and potash revenues, which benefited mainly from higher prices, the other segments suffered from lower price levels and lower volumes sold.

Non-operating income (expenses)
The following table details our non-operating income (expenses) for the periods indicated.

	Three months ended March 31,
	2008		2009
	(US$ million)
	(Unaudited)
Financial income	US$	55	US$	125
Financial expenses		(560)		(287)
Gains (losses) on derivatives, net		(294)		18
Foreign exchange and indexation gains (losses), net		88		16
Gain on sale of investments		80		—

Total	US$	(631)	US$	(128)

We had net non-operating expenses of US$128 million in the first quarter of 2009, compared to net non-operating expenses of US$631 million in the first quarter of 2008. This change primarily reflects the following factors:
•	Gains on derivatives of US$18 million in the first quarter of 2009 compared to a loss of US$294 million in the first quarter of 2008, principally due to the settlement or expiration at the end of 2008 of contracts linked to aluminum, copper, gold and platinum prices. Nickel futures, which we use to maintain exposure to nickel price variations for volumes that we sell under fixed-price contracts, were the only major commodity price derivative in effect during the first quarter of 2009. Our position in nickel futures resulted in a charge of US$16 million, which was offset by a gain of US$29 million from our positions in currency and interest rate swaps that convert our real-denominated debt into US dollars.
•	A decline in financial expenses of US$273 million, principally due to lower floating interest rates.
•	An increase in financial income of US$70 million, principally due to a higher average cash balance.
•	Lower foreign exchange and indexation gains, because the U.S. dollar depreciated against the Brazilian real during the first quarter of 2009 by less than it depreciated against the real in the first quarter of 2008 (0.9% versus 1.3%).
•	A US$80 million gain on the sale of our minority interest in Jubilee Mines N.L. in the first quarter of 2008, compared to no asset sales in the first quarter of 2009.
Income taxes
In the first quarter of 2009, we recorded income tax expense of US$306 million, compared to US$358 million in the same period of 2008. The effective tax rate on our pretax income was 19.7% in the first quarter of 2009, compared to 15.7% in the first quarter of 2008. Our effective tax rate is lower than the statutory rate because (i) income of some non-Brazilian subsidiaries is subject to lower rates of tax, (ii) we are entitled under Brazilian law to deduct the amount of our distributions to shareholders that we classify as interest on shareholders’ equity, and (iii) we benefit from tax incentives applicable to our earnings on production in certain regions of Brazil.
Affiliates and joint ventures
Our equity in the results of affiliates and joint ventures decreased to US$72 million in the first quarter of 2009 from US$119 million in the same period of 2008. Non-consolidated affiliates in the ferrous minerals business contributed to 70.8% of the total, followed by logistics (29.2%) and coal (15.3%).
Liquidity and Capital Resources
Overview
In the ordinary course of business, our principal uses of funds are capital expenditures, dividend payments and repayment of debt. We have historically met these funding requirements by using cash generated from operating activities and through short-term and long-term borrowings. For 2009, we have budgeted US$9 billion for capital expenditures and announced minimum dividend payments of US$2.5 billion. We expect our operating cash flow and cash holdings to be sufficient to meet these anticipated requirements.
We regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make selected acquisitions and investments to implement our business strategy. We may fund these investments with internally generated funds or with borrowings, supplemented in some cases by dispositions.

Sources of funds
Our principal sources of funds are operating cash flow and borrowings. Our operating activities generated positive cash flow of US$2,165 million in the first quarter of 2009. In April 2009, we sold our remaining shares of Usiminas for approximately US$273 million.
At March 31, 2009, we had available committed revolving credit lines totaling US$1.9 billion, of which US$1.15 billion was granted to Vale International and the balance to Vale Inco. As of March 31, 2009, neither Vale International nor Vale Inco had drawn any amounts under these facilities, and US$99 million of letters of credit were issued and outstanding pursuant Vale Inco’s facility.
In April 2008, we entered into a contract for a committed credit facility of R$7.3 billion with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian national development bank, of which we have drawn US$212 million as of March 31, 2009. In April 2009, we drew an additional US$293 million under this facility.
During 2008, we signed framework agreements with the Japan Bank for International Cooperation (“JBIC”) and Nippon Export and Investment Insurance (“NEXI”) for the financing of mining, logistics and power-generation projects, representing US$5 billion of long-term financing. We are also negotiating similar agreements with other agencies and have already signed a memorandum of understanding with the Export-Import Bank of Korea (“KEXIM”), the Korean official credit agency for export and import financing.
Uses of funds
Acquisitions
In the first quarter of 2009, we acquired Green Mineral Resources that owns Regina Project and Colorado Project, potash assets, from Rio Tinto, for US$850 million, net of acquired cash.
In the first quarter of 2009, we also acquired 50% of Teal Minerals Incorporated, a joint venture with African Rainbow Minerals Limited, for US$65 million, in order to enhance our growth options in the copper business.
At the end of March 2009, we acquired 100% of Diamond Coal Ltd, a company that owns coal assets in Colombia, for US$300 million. The cash payment occurred at the beginning of April.
Capital expenditures
For 2009, we have budgeted US$9 billion for capital expenditures. This amount includes expenditures on project development as well as maintenance of existing operations, and research and development, which are treated as current expenses for accounting purposes. Our actual capital expenditures may differ from the budgeted amount for a variety of reasons, including changes in exchange rates. In the first quarter of 2009, we spent US$1,714 million on capital expenditures, excluding acquisitions.
Distributions
The minimum dividend announced for 2009 is US$2,500 million. The first installment of this minimum dividend, of US$1,250 million, was paid on April 30, 2009. In May 2009, we also paid US$20 million of additional interest (the amount of which is based on the amount of cash distributions in respect of the ADSs) on our mandatorily convertible notes.
Debt
We are currently rated BBB+ (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion) and BBB (Fitch).

At March 31, 2009, we had aggregate outstanding debt of US$18.414 billion. Our outstanding long-term debt (including the current portion of long-term debt and accrued charges) was US$18.298 billion, compared with US$18.168 billion at the end of 2008. At March 31, 2009, US$492 million of our debt was secured by liens on some of our assets. At March 31, 2009, our average debt maturity was 9.03 years.
In general, our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with financial institutions. At March 31, 2009 we had US$48 million of outstanding short-term debt.
Our major categories of long-term indebtedness are as follows. The amounts given below include the current portion of long-term debt and exclude accrued charges.
•	U.S. dollar-denominated loans and financing (US$6.038 billion at March 31, 2009). These loans include export financing lines, import finance from export credit agencies, and loans from commercial banks and multilateral organizations. The largest facility is a pre-export financing facility, linked to future receivables from export sales, that was originally entered into in the amount of US$6.0 billion as part of the refinancing of the Inco acquisition debt. The outstanding amount at March 31, 2009 was US$3.9 billion.
•	U.S. dollar-denominated fixed rate notes (US$6.507 billion at March 31, 2009). We have issued through public offerings several series of fixed rate debt securities through our finance subsidiary Vale Overseas Limited with a Vale guarantee in the amount of US$5.385 billion. Our subsidiary Vale Inco has issued fixed rate debt in the amount of US$1.125 billion.
•	U.S. dollar-denominated loans secured by future export receivables (US$192 million at March 31, 2009). We have a US$400 million securitization program based on existing and future receivables generated by our subsidiary CVRD Finance from exports of iron ore and iron ore pellets to six of our customers in Europe, Asia and the United States.
•	Real-denominated non-convertible debentures (US$2.589 billion at March 31, 2009). In November 2006, we issued non-convertible debentures in the amount of approximately US$2.6 billion, in two series, with four- and seven-year maturities. The first series, approximately US$700 million at issuance, matures in 2010 and bears interest at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate. The second series, approximately US$1.9 billion at issuance, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year. At March 31, 2009, the total amount of these two series was US$2.375 billion.
•	Perpetual notes (US$83 million at March 31, 2009). We have issued perpetual notes that are exchangeable for 48 billion preferred shares of the Brazilian bauxite producer Mineração Rio do Norte S.A. (“MRN”). Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares.
•	Other debt (US$2.567 billion at March 31, 2009). We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, and loans and financing in other currencies.
Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of March 31, 2009, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent-company level.

EXPLANATORY NOTE REGARDING REVISED FINANCIAL INFORMATION
Exhibit C hereto contains revised selected financial data for each of the years ended December 31, 2004, 2005, 2006, 2007 and 2008, and Exhibit D contains our revised audited consolidated financial statements for each of the years ended December 31, 2008, 2007 and 2006. The selected financial data and our consolidated financial statements in these exhibits supersede the selected financial data contained in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2008, filed on April 28, 2009 (our “2008 Form 20-F”), and the audited consolidated financial statements in our 2008 Form 20-F.
The revisions relate to the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, and amendment of ARB No. 51 (“SFAS 160”). SFAS No. 160 requires a noncontrolling interest in a subsidiary to be reported as stockholders’ equity within the consolidated financial statements separate from the parent’s stockholders’ equity. The standard also requires transactions that do not affect a parent’s controlling ownership and do not result in the deconsolidation of the subsidiary to be recorded as equity transactions, with those transactions that do result in a change in ownership and a deconsolidation of the subsidiary to be recorded in net income (loss) with the gain or loss measured at fair value. Noncontrolling interests that could be redeemed upon the occurrence of certain events outside of our control have been classified as redeemable noncontrolling interests using the mezzanine presentation on the balance sheet between liabilities and stockholders’ equity, retroactively to all periods presented. The requirements of SFAS 160 have been retrospectively applied to all periods presented as appropriate.
The revised information in Exhibits C and D reflects the retroactive application of SFAS No. 160. The revisions to the financial information presented in our 2008 Form 20-F consist of changing the presentation of noncontrolling interests in our statements of income and our balance sheets and conforming changes in the other statements. The adoption of SFAS No. 160 had no effect on our net income attributable to controlling interests, earnings per share, cash flow or any asset or liability account.
Other than those identified above, no items of our 2008 Form 20-F are being revised by this filing. Information in our 2008 Form 20-F is generally stated as of December 31, 2008, and this filing does not reflect any subsequent information or events other than the adoption of SFAS No. 160. The financial information in Exhibits C and D should be read in conjunction with our 2008 Form 20-F and our first quarter financial information included herein, which contain important information regarding events, developments and updates to certain expectations of our management that have occurred since the filing of our 2008 Form 20-F.

EXHIBIT INDEX

Exhibit A	Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

Exhibit B	Unaudited condensed consolidated interim financial information as of March 31, 2009 and for the three-month period ended March 31, 2009 and 2008

Exhibit C	Revised Selected Financial Data

Exhibit D	Revised audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006

Exhibit E	Consent of PricewaterhouseCoopers

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.
Date: July 6, 2009	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

EXHIBIT INDEX

Exhibit A	Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

Exhibit B	Unaudited condensed consolidated interim financial information as of March 31, 2009 and for the three-month period ended March 31, 2009 and 2008

Exhibit C	Revised Selected Financial Data

Exhibit D	Revised audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006

Exhibit E	Consent of PricewaterhouseCoopers